SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

FEMSA Announces Second Quarter 2019 Results

Monterrey, Mexico, July 25, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the second quarter of 2019.

FINANCIAL HIGHLIGHTS:

•	9.4% revenue growth (6.7% on an organic[1] basis) at FEMSA Consolidated
•	180 basis point gross margin expansion at FEMSA Comercio’s Proximity Division
•	13.9% revenue growth (0.1% on an organic[1] basis) at FEMSA Comercio’s Health Division
•	7.8% revenue growth at FEMSA Comercio’s Fuel Division
•	7.6% revenue growth (5.1% on an organic[1] basis) at Coca-Cola FEMSA

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS 2019
Change vs. Comparable Results[2]
	Revenues		Gross Profit		Income from Operations		Same-Store Sales
	2Q19	YTD19	2Q19	YTD19	2Q19	YTD19	2Q19	YTD19
FEMSA CONSOLIDATED	9.4%	7.7%	9.7%	8.9%	8.3%	4.9%
FEMSA COMERCIO
Proximity Division	11.3%	10.4%	16.6%	17.1%	15.4%	14.3%	6.2%	4.8%
Health Division	13.9%	8.4%	10.9%	5.3%	(3.0)%	(3.3)%	(2.6)%	(0.7)%
Fuel Division	7.8%	5.3%	33.1%	28.9%	32.6%	24.0%	(0.0)%	(3.6)%
COCA-COLA FEMSA	7.6%	6.5%	6.0%	4.9%	6.2%	2.8%

Eduardo Padilla, FEMSA’s CEO, commented:

“FEMSA delivered solid results in the second quarter, which was an interesting one from a calendar standpoint. We had tailwinds from the Holy Week shift in April, as well as a tough comparison base from last year’s World Cup that began in June. However, a key positive theme across most of our operations was one of strong revenue growth driven by healthy pricing, that in turn allowed us to deliver margin expansion at FEMSA Comercio’s Proximity and Fuel Divisions. At the Health Division, our Mexican operations continued to perform well but were overshadowed by soft results and unfavorable foreign exchange dynamics in Chile, while Colombia continued to expand, and we were happy to close the acquisition of GPF in Ecuador during the quarter. For its part, Coca-Cola FEMSA also achieved strong top-line dynamics in most of its markets, which flowed all the way down the income statement.”

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 Comparable Results: Starting on the first quarter of 2019, we adopted the International Financial Reporting Standard 16 – “Leases” (“IFRS 16”) across all our business units. The Comparable Results is a set of numbers which estimate the retroactive effect that the adoption of IFRS 16 would have had on FEMSA’s 2018 financial results. The performance comparisons expressed in this document will be made relative to the Comparable Results unless stated otherwise.

1

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED
2Q19 Financial Summary
(Millions of Ps.)
		Comparable			Reported [1]
	2Q19	2Q18	Var.*	Org.*	2Q18
Revenues	128,213	117,191	9.4%	6.7%	117,191
Income from Operations	11,936	11,020	8.3%	6.6%	10,409
Income from Operations Margin (%)	9.3	9.4	-10 bps		8.9
Operative Cash Flow (EBITDA)	18,982	17,453	8.8%	6.6%	14,959
Operative Cash Flow (EBITDA) Margin (%)	14.8	14.9	-10 bps		12.8
Net Income	7,747	10,469	(26.0)%		10,777
*vs.	Comparable Results

CONSOLIDATED BALANCE SHEET

(Millions of Ps.)

As of June 30, 2019	Ps.	US$ [4]
Cash	70,472	3,669
Short-term debt	20,360	1,060
Long-term debt [5]	96,565	5,027
Net debt [5]	46,453	2,418

Total revenues increased 9.4% in 2Q19 compared to 2Q18, reflecting growth across all business units. On an organic basis,2 total revenues grew 6.7%.

Gross profit grew 9.7%. Gross margin expanded 10 basis points, mainly driven by strong expansion at FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 8.3%. On an organic basis,2 income from operations increased 6.6%. Consolidated operating margin decreased 10 basis points to 9.3% of total revenues, reflecting margin contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division. These were largely offset by margin expansion at FEMSA Comercio’s Proximity and Fuel Divisions.

Income tax was Ps. 2,174 million in 2Q19.

Net consolidated income decreased 26.0% to Ps. 7,747 million, as the increase in our Income from operations described above did not fully offset a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Net majority income was Ps. 1.58 per FEMSA Unit3 and US$0.82 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,130 million, reflecting higher investments at most of our business units.

1 Amounts reported as of June 30, 2018, adjusted for the discontinued operations of Coca-Cola FEMSA Philippines.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

3 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

4 The exchange rate published by the Federal Reserve Bank of New York for June 28, 2019 was 19.2089 MXN per USD.

5 Includes the effect of derivative financial instruments on long-term debt.

July 25, 2019	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION
2Q19 Financial Summary
(Millions of Ps. except same-stores sales)
		Comparable			Reported [1]
	2Q19	2Q18	Var.*	Org.*	2Q18
Same-store sales (thousands of Ps.)	822	774	6.2%		774
Revenues	47,190	42,387	11.3%	11.0%	42,387
Income from Operations	4,633	4,014	15.4%	14.2%	3,603
Income from Operations Margin (%)	9.8	9.5	30 bps		8.5
Operative Cash Flow (EBITDA)	7,067	6,172	14.5%	12.9%	4,876
Operative Cash Flow (EBITDA) Margin (%)	15.0	14.6	40 bps		11.5

*vs.	Comparable Results

July 25, 2019	3

Total revenues increased 11.3% in 2Q19 compared to 2Q18. On an organic basis,2 total revenues grew 11.0%, reflecting the opening of 375 net new OXXO stores in the quarter to reach 1,312 total net new store openings for the last twelve months. As of June 30, 2019, FEMSA Comercio’s Proximity Division had a total of 18,608 OXXO stores. OXXO’s same-store sales increased an average of 6.2%, driven by 7.5% growth in average customer ticket, which was partially offset by a decrease of 1.1% in store traffic.

Gross profit reached 39.8% of total revenues, reflecting: i) sustained growth of the services category including income from financial services; ii) healthy trends in our commercial income activity; iii) increased and more efficient promotional programs with our key supplier partners; and iv) the consolidation of Caffenio.

Income from operations amounted to 9.8% of total revenues. Operating expenses increased 17.0% to Ps. 14,149 million, above revenues, mainly reflecting: i) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams; ii) higher secure cash handling costs driven by increased volume and higher operational costs; and iii) the consolidation of Caffenio.

1 Amounts reported as of June 30, 2018, adjusted to reflect the change from Retail Division to Proximity Division implemented since September 2018.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

July 25, 2019	4

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION
2Q19 Financial Summary
(Millions of Ps. except same-stores sales)
		Comparable			Reported
	2Q19	2Q18	Var.*	Org.*	2Q18
Same-store sales (thousands of Ps.)	1,477	1,516	(2.6)%		1,516
Revenues	15,246	13,380	13.9%	0.1%	13,380
Income from Operations	664	684	(3.0)%	(9.3)%	634
Income from Operations Margin (%)	4.4	5.1	-70 bps		4.7
Operative Cash Flow (EBITDA)	1,379	1,366	0.9%	(5.5)%	886
Operative Cash Flow (EBITDA) Margin (%)	9.0	10.2	-120 bps		6.6
*vs.	Comparable Results

Total revenues increased 13.9% in 2Q19 compared to 2Q18. On an organic basis,1 total revenues grew 0.1% reflecting steady trends in Mexico and Chile, offset by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos. As of June 30, 2019, FEMSA Comercio’s Health Division had a total of 3,061 points of sale across our territories. This figure reflects the addition of 677 net new stores in the quarter including the integration of Corporación GPF, to reach 810 total net new store additions for the last twelve months. Same-store sales for drugstores decreased an average of 2.6%, reflecting the negative currency translation effect mentioned above.

Gross profit represented 29.8% of total revenues, reflecting; i) a demanding comparison base in our operations in South America, where gross margin expanded above trend in 2Q18; ii) new pricing regulations in Colombia; and iii) increased promotional activity in Chile. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

Income from operations amounted to 4.4% of total revenues. Operating expenses increased 13.7% to Ps. 3,877 million, as cost efficiencies and tight expense control across our legacy territories were more than offset by the consolidation of Corporación GPF, which has a relatively higher operating expense structure.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

July 25, 2019	5

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
2Q19 Financial Summary
(Millions of Ps. except same-stations sales)
		Comparable		Reported
	2Q19	2Q18	Var.*	2Q18
Same-station sales (thousands of Ps.)	7,818	7,818	(0.0)%	7,818
Revenues	12,415	11,511	7.8%	11,511
Income from Operations	283	213	32.6%	82
Income from Operations Margin (%)	2.3	1.9	40 bps	0.7
Operative Cash Flow (EBITDA)	547	407	34.3%	122
Operative Cash Flow (EBITDA) Margin (%)	4.4	3.5	90 bps	1.1
*vs.	Comparable Results

Total revenues increased 7.8% in 2Q19 compared to 2Q18, reflecting the addition of 1 net new OXXO GAS station in the quarter to reach 42 total net new stations in the last twelve months, representing an increase of 8.4% in total service stations. As of June 30, 2019, FEMSA Comercio’s Fuel Division had a total of 541 OXXO GAS service stations. Same-station sales remained flat, as average volume decreased and offset pricing gains.

Gross profit reached 9.8% of total revenues.

Income from operations amounted to 2.3% of total revenues. Operating expenses increased 33.2% to Ps. 936 million, above revenues, reflecting: i) higher wages and improved compensation structures for our in-station personnel aimed at reducing turnover in a tight labor market; and ii) expenses related to the transition into the OXXO GAS brand.

July 25, 2019	6

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED
Financial Summary for the First Six Months
(Millions of Ps.)
		Comparable			Reported [1]
	2019	2018	Var.*	Org.	2018
Revenues	244,371	226,939	7.7%	5.4%	226,939
Income from Operations	20,932	19,961	4.9%	2.9%	18,701
Income from Operations Margin (%)	8.6	8.8	-20 bps		8.2
Operative Cash Flow (EBITDA)	34,628	32,416	6.8%	4.3%	27,424
Operative Cash Flow (EBITDA) Margin (%)	14.2	14.3	-10 bps		12.1
Net Income	11,605	11,702	(0.8)%		12,254

*vs.	Comparable Results

Total revenues increased 7.7%, reflecting solid growth across all business units. On an organic basis,2 total revenues increased 5.4%.

Gross profit increased 8.9%. Gross margin increased 50 basis points to 37.2% of total revenues, reflecting gross margin expansion across FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by a contraction at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Income from operations increased 4.9%. On an organic basis,2 it increased 2.9%. Our consolidated operating margin decreased 20 basis points to 8.6% of total revenues, reflecting: i) an operating margin contraction at Coca-Cola FEMSA and FEMSA Comercio Health Division, ii) the faster growth of FEMSA Comercio’s three divisions, whose lower margins tend to compress FEMSA’s consolidated margins over time.

Net consolidated income decreased 0.8% to Ps. 11,605 million, as the increase in our Income from Operations described above did not fully offset a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Net majority income per FEMSA Unit3 was Ps. 2.20 (US$1.15 per ADS).

Capital expenditures amounted to Ps. 10,220 million, reflecting higher investments in most business units.

1 Amounts reported as of June 30, 2018, adjusted for the discontinued operations of Coca-Cola FEMSA Philippines.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

3 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2019 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 25, 2019	7

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)
		Comparable			Reported [1]
	2019	2018	Var.*	Org.	2018
Same-store sales (thousands of Ps.)	776	740	4.8%		740
Revenues	88,440	80,134	10.4%	9.9%	80,134
Income from Operations	7,281	6,368	14.3%	12.7%	5,559
Income from Operations Margin (%)	8.2	7.9	30 bps		6.9
Operative Cash Flow (EBITDA)	12,081	10,620	13.8%	11.7%	8,060
Operative Cash Flow (EBITDA) Margin (%)	13.7	13.3	40 bps		10.1
*vs.	Comparable Results

Total revenues increased 10.4%. OXXO’s same-store sales increased an average of 4.8%, driven by a 5.0% increase in average customer ticket and a 0.1% decrease in store traffic. On an organic basis,2 total revenues increased 9.9%.

Gross profit reached 39.2% of total revenues.

Income from operations amounted to 8.2% of total revenues. Operating expenses increased 17.9% to Ps. 27,355 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stores sales)
		Comparable			Reported
	2019	2018	Var.*	Org.	2018
Same-store sales (thousands of Ps.)	1,494	1,505	(0.7)%		1,505
Revenues	28,004	25,834	8.4%	1.2%	25,834
Income from Operations	980	1,013	(3.3)%	(7.6)%	914
Income from Operations Margin (%)	3.5	3.9	-40 bps		3.5
Operative Cash Flow (EBITDA)	2,374	2,371	0.1%	(3.6)%	1,417
Operative Cash Flow (EBITDA) Margin (%)	8.5	9.2	-70 bps		5.5
*vs.	Comparable Results

Total revenues increased by 8.4%. Same-store sales for drugstores decreased by an average of 0.7%, reflecting positive trends in local currencies across our operations, partially offset by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America. On an organic basis,2 total revenues increased 1.2%.

1 Amounts reported as of June 30, 2018, adjusted to reflect the change from Retail Division to Proximity Division implemented since September 2018.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

July 25, 2019	8

Gross profit reached 29.3% of total revenues.

Income from operations amounted to 3.5% of total revenues. Operating expenses increased 6.6% to Ps. 7,222 million.

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION
Financial Summary for the First Six Months
(Millions of Ps. except same-stations sales)
		Comparable		Reported
	2019	2018	Var.*	2018
Same-station sales (thousands of Ps.)	7,455	7,732	(3.6)%	7,732
Revenues	23,268	22,104	5.3%	22,104
Income from Operations	591	476	24.0%	219
Income from Operations Margin (%)	2.5	2.2	30 bps	1.0
Operative Cash Flow (EBITDA)	1,082	855	26.5%	296
Operative Cash Flow (EBITDA) Margin (%)	4.7	3.9	80 bps	1.3
*vs.	Comparable Results

Total revenues increased 5.3%. Same-station sales decreased at an average of 3.6%, reflecting a 10.5% increase in the average price per liter offset by a decrease of 12.7% in the average volume.

Gross profit reached 10.0% of total revenues.

Income from operations amounted to 2.5% of total revenues. Operating expenses increased 30.6% to Ps. 1,733 million.

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting www.coca-colafemsa.com.

•	On April 30, 2019, FEMSA announced that FEMSA Comercio through its majority-owned subsidiary Socofar, had successfully completed the acquisition of Corporación GPF (“GPF”). GPF is a leading drugstore operator based in Quito, Ecuador, with almost 90 years of solid trajectory, operating more than 620 points of sale nationwide mainly under the Fybeca and SanaSana banners. This transaction represents a new building block of FEMSA Comercio’s drugstore strategy in South America, following its successful acquisition of a controlling stake in the drugstore and distribution platform of Chile-based Socofar in 2015. This announcement marked another important step for FEMSA Comercio as it brings its considerable retail expertise and Socofar’s deep industry knowledge to the Ecuadorian market and its more than 16 million consumers. GPF is a strong local operator with attractive growth prospects, and it will help Socofar as it continues to build a robust base from which to expand further in the region.

July 25, 2019	9

CONFERENCE CALL INFORMATION:

Our Second Quarter 2019 Conference Call will be held on: Friday, July 26, 2019, 9:30 AM Eastern Time (8:30 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (866) 548 4713; International: +1 (323) 794 2093; Conference Id: 3218306. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm.

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 28, 2019, which was 19.2089 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Eight pages of tables and Coca-Cola FEMSA’s press release to follow

July 25, 2019	10

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the second quarter of:
			Comparable(A)				As Reported(B)
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(C)	2018	% of rev.	% Var.	% Org.(C)
Total revenues	128,213	100.0	117,191	100.0	9.4	6.7	117,191	100.0	9.4	6.7
Cost of sales	80,317	62.6	73,533	62.7	9.2		73,568	62.8	9.2
Gross profit	47,896	37.4	43,658	37.3	9.7		43,623	37.2	9.8
Administrative expenses	4,810	3.8	4,541	3.9	5.9		4,521	3.9	6.4
Selling expenses	30,203	23.6	27,502	23.5	9.8		28,100	23.9	7.5
Other operating expenses (income), net (1)	947	0.7	594	0.5	59.5		594	0.5	59.5
Income from operations(2)	11,936	9.3	11,020	9.4	8.3	6.6	10,409	8.9	14.7	12.9
Other non-operating expenses (income)	12		415		(97.1)		415		(97.1)
Interest expense	3,493		3,361		3.9		2,289		52.6
Interest income	781		524		49.1		524		49.1
Interest expense, net	2,712		2,837		(4.4)		1,765		53.7
Foreign exchange loss (gain)	695		(5,625)		(112.4)		(5,627)		(112.4)
Financing expenses, net	3,445		(2,718)		N.S.		(3,792)		(190.9)
Income before income tax and participation in associates results	8,479		13,323		(36.4)		13,786		(38.5)
Income tax	2,174		4,160		(47.7)		4,315		(49.6)
Participation in associates results(3)	1,442		1,191		21.1		1,191		21.1
Net income from continuing operations	7,747		10,355		(25.2)		10,662		(27.3)
Net income from discontinued operations	-		115		(100.0)		115		(100.0)
Net consolidated income	7,747		10,469		(26.0)		10,777		(28.1)
Net majority income	5,636		8,488		(33.6)		8,796		(35.9)
Net minority income	2,111		1,981		6.6		1,981		6.6

Operative Cash Flow & CAPEX	2019	% of rev.	2018 (B)	% of rev.	% Var.	% Org.(C)	2018 (B)	% of rev.	% Var.	% Org.(C)
Income from operations	11,936	9.3	11,020	9.4	8.3	6.6	10,409	8.9	14.7	12.9
Depreciation	5,705	4.4	5,429	4.6	5.1		3,547	3.0	60.9
Amortization & other non-cash charges	1,341	1.1	1,003	0.9	33.6		1,003	0.9	33.6
Operative Cash Flow (EBITDA)	18,982	14.8	17,453	14.9	8.8	6.6	14,959	12.8	26.9	24.3
CAPEX	6,130		6,029		1.7		6,029		1.7

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	Amounts reported as of June 30, 2018, adjusted for the discontinued operations of Coca-Cola FEMSA Philippines.
(C)	Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.
(1)	Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.
(2)	Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.
(3)	Mainly represents the equity method participation in Heineken´s results, net.

July 25, 2019	11

FEMSA
Consolidated Income Statement
Millions of Pesos

	For the six months of:
			Comparable(A)				As Reported(B)
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(C)	2018	% of rev.	% Var.	% Org.(C)
Total revenues	244,371	100.0	226,939	100.0	7.7	5.4	226,939	100.0	7.7	5.4
Cost of sales	153,579	62.8	143,586	63.3	7.0		143,652	63.3	6.9
Gross profit	90,792	37.2	83,353	36.7	8.9		83,287	36.7	9.0
Administrative expenses	9,519	3.9	8,491	3.7	12.1		8,513	3.8	11.8
Selling expenses	58,992	24.1	54,126	23.9	9.0		55,299	24.4	6.7
Other operating expenses (income), net (1)	1,349	0.6	775	0.3	74.1		775	0.3	74.1
Income from operations(2)	20,932	8.6	19,961	8.8	4.9	2.9	18,701	8.2	11.9	9.8
Other non-operating expenses (income)	265		603		(56.1)		603		(56.1)
Interest expense	6,970		7,013		(0.6)		4,878		42.9
Interest income	1,528		1,254		21.9		1,254		21.9
Interest expense, net	5,442		5,759		(5.5)		3,625		50.1
Foreign exchange loss (gain)	1,879		(708)		N.S.		(701)		N.S.
Financing expenses, net	7,339		5,377		36.5		3,250		125.8
Income before income tax and participation in associates results	13,328		13,981		(4.7)		14,847		(10.2)
Income tax	4,109		4,508		(8.8)		4,821		(14.8)
Participation in associates results(3)	2,386		2,062		15.7		2,062		15.7
Net income from continuing operations	11,605		11,536		0.6		12,088		(4.0)
Net income from discontinued operations	-		166		(100.0)		166		(100.0)
Net consolidated income	11,605		11,702		(0.8)		12,254		(5.3)
Net majority income	7,878		8,256		(4.6)		8,797		(10.4)
Net minority income	3,727		3,446		8.2		3,457		7.8

Operative Cash Flow & CAPEX	2019	% of rev.	2018(B)	% of rev.	% Var.	% Org.(C)	2018(B)	% of rev.	% Var.	% Org.(C)
Income from operations	20,932	8.6	19,961	8.8	4.9	2.9	18,701	8.2	11.9	9.8
Depreciation	11,394	4.7	10,726	4.7	6.2		6,995	3.1	62.9
Amortization & other non-cash charges	2,302	0.9	1,729	0.8	33.2		1,729	0.8	33.2
Operative Cash Flow (EBITDA)	34,628	14.2	32,416	14.3	6.8	4.3	27,424	12.1	26.3	23.3
CAPEX	10,220		9,867		3.6		9,867		3.6

(A) Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.

(B) Amounts reported as of June 30, 2018, adjusted for the discontinued operations of Coca-Cola FEMSA Philippines.

(C) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s results, net.

July 25, 2019	12

FEMSA
Consolidated Balance Sheet
Millions of Pesos

ASSETS	Jun-19	Dic-18	% Inc.
Cash and cash equivalents	70,472	62,047	13.6
Investments	21,340	30,924	(31.0)
Accounts receivable	26,222	28,164	(6.9)
Inventories	37,438	35,686	4.9
Other current assets	21,884	20,786	5.3
Total current assets	177,356	177,607	(0.1)
Investments in shares	92,060	94,315	(2.4)
Property, plant and equipment, net	110,750	108,602	2.0
Right of use	50,307	-	N.S.
Intangible assets (1)	148,116	145,610	1.7
Other assets	50,629	50,247	0.8
TOTAL ASSETS	629,218	576,381	9.2

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,866	2,436	58.7
Current maturities of long-term debt	16,494	11,238	46.8
Interest payable	747	964	(22.5)
Current maturities of long-term leases	5,919	-	N.S.
Operating liabilities	99,808	86,826	15.0
Total current liabilities	126,834	101,464	25.0
Long-term debt (2)	96,565	108,161	(10.7)
Long-term leases	45,426	-	N.S.
Laboral obligations	4,744	4,699	1.0
Other liabilities	25,884	26,515	(2.4)
Total liabilities	299,453	240,839	24.3
Total stockholders’ equity	329,765	335,542	(1.7)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	629,218	576,381	9.2

	June 30, 2019
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	49.1%	8.1%
U.S. Dollars	7.2%	4.7%
Euros	18.7%	1.8%
Colombian pesos	1.4%	5.7%
Argentine pesos	0.2%	65.5%
Brazilian reais	18.7%	7.8%
Chilean pesos	3.7%	5.3%
Uruguayan Pesos	1.0%	10.0%
Total debt	100.0%	6.63%

Fixed rate(2)	91.6%
Variable rate(2)	8.4%

DEBT MATURITY PROFILE	2019	2020	2021	2022	2023	2024+
% of Total Debt	5.1%	9.9%	11.1%	2.2%	22.4%	49.4%

(1)	Includes mainly the intangible assets generated by acquisitions.
(2)	Includes the effect of derivative financial instruments on long-term debt.

July 25, 2019	13

FEMSA Comercio - Proximity Division
Results of Operations
Millions of Pesos

	For the second quarter of:
			Comparable (A)				As Reported(B)
	2019 (A)	% of rev.	2018	% of rev.	% Var.	% Org.(C)	2018	% of rev.	% Var.	% Org.(C)
Total revenues	47,190	100.0	42,387	100.0	11.3	11.0	42,387	100.0	11.3	11.0
Cost of sales	28,408	60.2	26,279	62.0	8.1		26,279	62.0	8.1
Gross profit	18,782	39.8	16,108	38.0	16.6		16,108	38.0	16.6
Administrative expenses	1,081	2.3	884	2.1	22.3		885	2.1	22.1
Selling expenses	12,994	27.5	11,130	26.2	16.7		11,540	27.2	12.6
Other operating expenses (income), net	74	0.2	80	0.2	(7.0)		80	0.2	(7.0)
Income from operations	4,633	9.8	4,014	9.5	15.4	14.2	3,603	8.5	28.6	27.2
Depreciation	2,291	4.9	2,028	4.8	13.0		1,144	2.7	100.3
Amortization & other non-cash charges	143	0.3	129	0.3	10.5		129	0.3	10.5
Operative cash flow	7,067	15.0	6,172	14.6	14.5	12.9	4,876	11.5	44.9	42.9
CAPEX	2,670		2,394		11.5		2,394	-	11.5

Information of OXXO Stores
Total stores	18,608		17,296		7.6
Net new convenience stores:
vs. Last quarter	375		479		(21.7)
Year-to-date	609		719		(15.3)
Last-twelve-months	1,312		1,483		(11.5)

Same-store data: (1)
Sales (thousands of pesos)	822.2		773.8		6.2
Traffic (thousands of transactions)	22.7		22.9		(1.1)
Ticket (pesos)	36.3		33.7		7.5

FEMSA Comercio - Proximity Division
Results of Operations
Millions of Pesos

	For the six months of:
			Comparable (A)				As Reported(B)
	2019 (A)	% of rev.	2018	% of rev.	% Var.	% Org.(C)	2018	% of rev.	% Var.	% Org.(C)
Total revenues	88,440	100.0	80,134	100.0	10.4	9.9	80,134	100.0	10.4	9.9
Cost of sales	53,804	60.8	50,565	63.1	6.4		50,565	63.1	6.4
Gross profit	34,636	39.2	29,569	36.9	17.1		29,569	36.9	17.1
Administrative expenses	2,083	2.4	1,728	2.2	20.6		1,730	2.2	20.4
Selling expenses	25,149	28.5	21,328	26.6	17.9		22,135	27.6	13.6
Other operating expenses (income), net	123	0.1	144	0.2	(14.8)		144	0.2	(14.8)
Income from operations	7,281	8.2	6,368	7.9	14.3	12.7	5,559	6.9	31.0	29.1
Depreciation	4,517	5.1	4,010	5.0	12.6		2,260	2.8	99.9
Amortization & other non-cash charges	283	0.4	242	0.4	17.0		242	0.4	17.0
Operative cash flow	12,081	13.7	10,620	13.3	13.8	11.7	8,060	10.1	49.9	47.2
CAPEX	4,505		3,870		16.3		3,870		16.3

Information of OXXO Stores
Total stores	18,608		17,296		7.6
Net new convenience stores:
vs. Last quarter	375		479		(21.7)
Year-to-date	609		719		(15.3)
Last-twelve-months	1,312		1,483		(11.5)

Same-store data: (1)
Sales (thousands of pesos)	775.6		739.9		4.8
Traffic (thousands of transactions)	22.1		22.1		(0.1)
Ticket (pesos)	35.1		33.5		5.0

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	Amounts reported as of June 30, 2018, adjusted to reflect the change from Comercial Division to Proximity Division implemented since September, 2018.
(C)	Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.
(1)	Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 25, 2019	14

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the second quarter of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	15,246	100.0	13,380	100.0	13.9	0.1	13,380	100.0	13.9	0.1
Cost of sales	10,705	70.2	9,287	69.4	15.3		9,287	69.4	15.3
Gross profit	4,541	29.8	4,093	30.6	10.9		4,093	30.6	10.9
Administrative expenses	719	4.7	514	3.8	39.9		514	3.8	39.9
Selling expenses	3,117	20.4	2,873	21.5	8.5		2,923	21.9	6.6
Other operating expenses (income), net	41	0.3	22	0.2	86.4		22	0.2	86.4
Income from operations	664	4.4	684	5.1	(3.0)	(9.3)	634	4.7	4.7	(2.1)
Depreciation	642	4.2	596	4.5	7.7		166	1.2	N.S.
Amortization & other non-cash charges	73	0.4	86	0.6	(15.1)		86	0.7	(15.1)
Operative cash flow	1,379	9.0	1,366	10.2	0.9	(5.5)	886	6.6	55.6	45.7
CAPEX	304		229		32.8		229	-	32.8

Information of Stores
Total stores	3,061		2,251		36.0
Net new stores:
vs. Last quarter	677		16		N.S.
Year-to-date	700		26		N.S.
Last-twelve-months	810		97		N.S.

Same-store data: (1)
Sales (thousands of pesos)	1,476.6		1,516.4		-2.6

FEMSA Comercio - Health Division
Results of Operations
Millions of Pesos

	For the six months of:
			Comparable(A)				As Reported
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(B)	2018	% of rev.	% Var.	% Org.(B)
Total revenues	28,004	100.0	25,834	100.0	8.4	1.2	25,834	100.0	8.4	1.2
Cost of sales	19,802	70.7	18,045	69.8	9.7		18,045	69.8	9.7
Gross profit	8,202	29.3	7,789	30.2	5.3		7,789	30.2	5.3
Administrative expenses	1,240	4.4	999	3.9	24.1		999	3.9	24.1
Selling expenses	5,928	21.2	5,734	22.2	3.4		5,833	22.6	1.6
Other operating expenses (income), net	54	0.2	43	0.2	25.6		43	0.2	25.6
Income from operations	980	3.5	1,013	3.9	(3.3)	(7.6)	914	3.5	7.2	2.5
Depreciation	1,240	4.4	1,186	4.6	4.5		332	1.3	N.S.
Amortization & other non-cash charges	154	0.6	171	0.7	(9.9)		171	0.7	(9.9)
Operative cash flow	2,374	8.5	2,371	9.2	0.1	(3.6)	1,417	5.5	67.5	61.3
CAPEX	595		580		2.6		580	-	2.6

Information of Stores
Total stores	3,061		2,251		36.0
Net new stores:
vs. Last quarter	677		16		N.S.
Year-to-date	700		26		N.S.
Last-twelve-months	810		97		N.S.

Same-store data: (1)
Sales (thousands of pesos)	1,494.0		1,504.9		-0.7

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	Organic basis (% Org.) Excludes the effects of significant mergers and acquisitions in the last twelve months.
(1)	Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

July 25, 2019	15

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the second quarter of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	12,415	100.0	11,511	100.0	7.8	11,511	100.0	7.8
Cost of sales	11,196	90.2	10,595	92.0	5.7	10,595	92.0	5.7
Gross profit	1,219	9.8	916	8.0	33.1	916	8.0	33.1
Administrative expenses	49	0.4	61	0.5	(19.0)	61	0.5	(19.7)
Selling expenses	834	6.7	640	5.6	30.3	771	6.8	8.2
Other operating expenses (income), net	53	0.4	2	-	N.S.	2	-	N.S.
Income from operations	283	2.3	213	1.9	32.6	82	0.7	N.S.
Depreciation	208	1.7	186	1.6	12.0	32	0.3	N.S.
Amortization & other non-cash charges	56	0.4	8	-	N.S.	8	0.1	N.S.
Operative cash flow	547	4.4	407	3.5	34.3	122	1.1	N.S.
CAPEX	122		129		(5.8)	129		(5.8)

Information of OXXO GAS Service Stations
Total service stations	541		499		8.4
Net new service stations
vs. Last quarter	1		32		(96.9)
Year-to-date	2		47		(95.7)
Last-twelve-months	42		109		(61.5)

Volume (million of liters) total stations	698		708		(1.5)

Same-stations data: (1)
Sales (thousands of pesos)	7,817.7		7,817.9		(0.0)
Volume (thousands of liters)	440.5		480.9		(8.4)
Average price per liter	17.7		16.3		9.2

FEMSA Comercio - Fuel Division
Results of Operations
Millions of Pesos

	For the six months of:
			Comparable (A)			As Reported
	2019	% of rev.	2018	% of rev.	% Var.	2018	% of rev.	% Var.
Total revenues	23,268	100.0	22,104	100.0	5.3	22,104	100.0	5.3
Cost of sales	20,944	90.0	20,301	91.8	3.2	20,301	91.8	3.2
Gross profit	2,324	10.0	1,803	8.2	28.9	1,803	8.2	28.9
Administrative expenses	92	0.4	112	0.5	(17.9)	113	0.5	(18.6)
Selling expenses	1,571	6.8	1,212	5.5	29.7	1,468	6.7	7.0
Other operating expenses (income), net	70	0.3	3	-	N.S.	3	-	N.S.
Income from operations	591	2.5	476	2.2	24.0	219	1.0	169.9
Depreciation	411	1.8	364	1.6	12.9	62	0.3	N.S.
Amortization & other non-cash charges	80	0.4	15	0.1	N.S.	15	-	N.S.
Operative cash flow	1,082	4.7	855	3.9	26.5	296	1.3	N.S.
CAPEX	244		193		26.6	193		26.6

Information of OXXO GAS Service Stations
Total service stations	541.0		499.0		8.4
Net new service stations
vs. Last quarter	1		32		(96.9)
Year-to-date	2		47		(95.7)
Last-twelve-months	42		109		(61.5)

Volume (million of liters) total stations	1,314		1,382		(4.9)

Same-stations data: (1)
Sales (thousands of pesos)	7,455.1		7,732.2		(3.6)
Volume (thousands of liters)	422.0		483.5		(12.7)
Average price per liter	17.7		16.0		10.5

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(1)	Monthly average information per station, considering same stations with more than twelve months of operations.

July 25, 2019	16

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the second quarter of:
			Comparable (A)				As Reported(B)
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(C)	2018	% Integral	% Var.	% Org.(C)
Total revenues	47,978	100.0	44,569	100.0	7.6	5.1	44,569	100.0	7.6	5.1
Cost of sales	25,876	53.9	23,710	53.2	9.1		23,712	53.2	9.1
Gross profit	22,102	46.1	20,859	46.8	6.0		20,857	46.8	6.0
Administrative expenses	2,172	4.5	2,054	4.6	5.7		2,057	4.6	5.6
Selling expenses	12,864	26.9	12,302	27.6	4.6		12,312	27.6	4.5
Other operating expenses (income), net	728	1.5	537	1.2	35.6		537	1.2	35.6
Income from operations	6,338	13.2	5,967	13.4	6.2	4.7	5,952	13.4	6.5	4.9
Depreciation	2,214	4.6	2,217	5.0	(0.1)		2,066	4.6	7.2
Amortization & other non-cash charges	627	1.3	709	1.6	(11.6)		708	1.6	(11.5)
Operative cash flow	9,180	19.1	8,892	20.0	3.2	1.0	8,726	19.6	5.2	2.9
CAPEX	2,407		2,404		0.1		2,404		0.1

Sales volumes
(Millions of unit cases)
Mexico and Central America	554.7	66.0	552.2	67.1	0.5
South America	103.1	12.3	99.9	12.1	3.2
Brazil	183.1	21.8	170.8	20.8	7.3
Total	840.9	100.0	822.9	100.0	2.2

Coca-Cola FEMSA
Results of Operations
Millions of Pesos

	For the six months of:
			Comparable (A)				As Reported(B)
	2019	% of rev.	2018	% of rev.	% Var.	% Org.(C)	2018	% Integral	% Var.	% Org.(C)
Total revenues	94,444	100.0	88,692	100.0	6.5	3.1	88,692	100.0	6.5	3.1
Cost of sales	51,349	54.4	47,615	53.7	7.8		47,619	53.7	7.8
Gross profit	43,095	45.6	41,077	46.3	4.9		41,073	46.3	4.9
Administrative expenses	4,385	4.6	4,273	4.8	2.6		3,956	4.5	10.9
Selling expenses	25,577	27.1	24,442	27.6	4.6		24,784	27.9	3.2
Other operating expenses (income), net	1,063	1.1	616	0.7	72.4		616	0.7	72.6
Income from operations	12,070	12.8	11,746	13.2	2.8	0.7	11,718	13.2	3.0	0.9
Depreciation	4,493	4.8	4,354	4.9	3.2		4,049	4.6	11.0
Amortization & other non-cash charges	1,192	1.2	1,126	1.3	5.9		1,125	1.2	6.0
Operative cash flow	17,756	18.8	17,226	19.4	3.1	0.2	16,891	19.0	5.1	2.2
CAPEX	3,961		4,016		(1.4)		4,016		(1.4)

Sales volumes
(Millions of unit cases)
Mexico and Central America	1,032.7	63.1	1,027.1	63.8	0.5
South America	208.8	12.8	218.2	13.5	(4.3)
Brazil	395.7	24.2	365.6	22.7	8.3
Total	1,637.1	100.0	1,610.9	100.0	1.6

(A)	Unaudited consolidated financial information. For more detail please refer to our Press Release published on april 5th, 2019.
(B)	Amounts reported as of June 30, 2018, adjusted for the discontinued operations of Coca-Cola FEMSA Philippines.
(C)	Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

July 25, 2019	17

FEMSA
Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	2Q 2019	LTM(1) Jun-19	Jun-19		Dic-18
			Per USD	Per MXN	Per USD	Per MXN
México	-0.08%	3.52%	19.17	1.0000	19.68	1.0000
Colombia	2.76%	2.88%	3,205.67	0.0060	3,249.75	0.0061
Venezuela	2318.90%	931193.84%	6,733.29	0.0028	638.18	0.0308
Brasil	2.35%	4.00%	3.83	5.0020	3.87	5.0797
Argentina	22.81%	53.26%	42.46	0.4514	37.70	0.5221
Chile	2.11%	2.21%	679.86	0.0282	695.69	0.0283
Zona Euro	1.04%	1.43%	0.88	21.8643	0.87	22.5383

(1)	LTM = Last twelve months.

July 25, 2019	18

Coca-Cola FEMSA Announces Results For Second Quarter and First Six Months Of 2019

Mexico City, July 25, 2019, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter and the first six months of 2019.

SECOND QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Volumes increased in Brazil, Central America and Colombia; transactions outperformed volumes in Argentina and Brazil.

•	Revenues increased 7.6%, while comparable revenues grew 11.6%. Solid pricing, revenue management initiatives across our operations and volume growth in Brazil, Central America and Colombia were partially offset by unfavorable currency translation effects from all of our operating currencies.

•	Operating income increased 6.5%, while comparable operating income increased 13.8%. Favorable price mix effect, more stable raw material prices, and operating expense efficiencies, were partially offset by higher concentrate costs, the depreciation of most of our operating currencies as applied to our U.S. dollar denominated raw material costs, and restructuring severances for Ps. 512 million in Argentina, Central America, Colombia, and Mexico related to our efficiency initiatives to create a leaner and more agile organization.

•	Earnings per share[1] were Ps. 0.21 (Earnings per unit were Ps. 1.66 and per ADS were Ps. 16.60).

FINANCIAL SUMMARY FOR THE SECOND QUARTER AND FIRST SIX MONTHS OF 2019
Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q 2019	YTD 2019	2Q 2019	YTD 2019	2Q 2019	YTD 2019	2Q 2019	YTD 2019
	Consolidated	7.6%	6.5%	6.0%	4.9%	6.5%	3.0%	25.4%	17.2%
As Reported (2)	Mexico & Central America	9.9%	10.6%	10.0%	11.1%	19.1%	17.6%
	South America	4.4%	1.5%	(0.5%)	(3.2%)	(15.8%)	(15.0%)

	Consolidated	11.6%	10.8%	10.1%	9.5%	13.8%	11.7%
Comparable (3)	Mexico & Central America	9.2%	8.3%	9.3%	8.8%	18.6%	16.1%
	South America	15.9%	14.7%	11.8%	10.6%	2.4%	4.1%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“Our second quarter results show continuous progress and positive momentum. Despite prevailing external volatility and currency headwinds, our consolidated revenues grew 7.6% while our comparable revenues grew 11.6%. Importantly, our majority net income grew 25.4%, reflecting our progress to transform Coca-Cola FEMSA into a stronger and more resilient business. In Mexico and Central America, we continue to report healthy top-and-bottom line growth. In South America, we continue to see strong top-line performance driven mainly by strong volumes in Brazil, better-than-expected volume performance in Colombia and signs of stabilization in Argentina —encouraging trends as we move into the second half of the year.

Finally, as part of our commitment to drive agility and efficiency across our organization, we started the rollout of a set of initiatives during the first half of the year to create a leaner, more agile organization that is fully focused on its consumers. We expect that these efforts, which will be rolled out to all of our operations throughout the coming months, combined with ongoing digitalization, will provide us with the required flexibility to continue driving growth in our business.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares); earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.
(2)	According to IFRS 5, figures for 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(3)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

RECENT DEVELOPMENTS

•	On May 3, 2019, Coca-Cola FEMSA paid the first installment of the 2018 dividend in the amount of Ps. 0.4425 per share.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 20 of 34

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	2Q 2019	2Q 2018	Δ%	Δ%
Total revenues	47,978	44,569	7.6%	11.6%
Gross profit	22,102	20,857	6.0%	10.1%
Operating income	6,338	5,952	6.5%	13.8%
Operating cash flow (3)	9,180	8,726	5.2%	9.2%

Volume increased 2.2% to 840.9 million unit cases, driven mainly by 7.2% growth in Brazil, slight growth in Colombia and the consolidation of recently acquired territories in Guatemala and Uruguay; partially offset by volume declines in Mexico and Argentina. On a comparable basis, total volumes increased 1.3%.

Total revenues increased 7.6% to Ps. 47,978 million, driven mainly by price increases above inflation and revenue management initiatives across our territories, volume growth in Brazil, Central America and Colombia, the consolidation of recently acquired territories in Guatemala and Uruguay and a favorable mix effect driven by transactions growing ahead of volumes in Argentina and Brazil. These factors were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with volume decline in Argentina and Mexico. On a comparable basis, total revenues increased 11.6%.

Gross profit increased 6.0% to Ps. 22,102 million and gross margin contracted 70 basis points to 46.1%. More stable sweetener and packaging prices were offset by i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) an unfavorable currency hedging position in most of our operations; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 10.1%.

Operating income increased 6.5% to Ps. 6,338 million, and operating margin contracted 20 basis points to 13.2%. This increase was driven mainly by operating expense efficiencies and freight efficiencies in Brazil and Mexico; effects that were partially offset by restructuring severance in Argentina, Central America, Colombia, and Mexico. On a comparable basis, operating income increased 13.8%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 21 of 34

Comprehensive financing result recorded an expense of Ps. 1,559 million, compared to an expense of Ps. 1,438 million in the same period of 2018. This quarter we had a reduction in our interest expense, net, as compared to the same period of 2018, a foreign exchange loss —as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso during the second quarter of 2019—and a reduction in other financial expenses.

Income tax as a percentage of income before taxes was 24.7% as compared to 30.7% during the same period of the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation´s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies and ongoing efforts to reduce non-deductible items across our operations.

Net income attributable to equity holders of the company reached Ps. 3,487 million as compared to Ps. 2,781 million during the same period of the previous year. Earnings per share1 were Ps. 0.21 (Earnings per unit were Ps. 1.66 and earnings per ADS were Ps. 16.60).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares); earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 22 of 34

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	YTD 2019	YTD 2018	Δ%	Δ%
Total revenues	94,444	88,692	6.5%	10.8%
Gross profit	43,095	41,073	4.9%	9.5%
Operating income	12,070	11,718	3.0%	11.7%
Operating cash flow (3)	17,756	16,891	5.1%	10.1%

Volume increased 1.6% to 1,637.1 million unit cases in the first six months of 2019 as compared to the same period of 2018, driven mainly by 8.2% growth in Brazil, and the consolidation of recently acquired territories in Guatemala and Uruguay, partially offset by volume declines in the rest of our operations. On a comparable basis, total volumes increased 0.7%.

Total revenues increased 6.5% to Ps. 94,444 million in the first six months of 2019 as compared to the same period of 2018, driven mainly by price increases above inflation and revenue management initiatives across our territories, volume growth in Brazil, the consolidation of recently acquired territories in Guatemala and Uruguay, and a favorable mix effect driven by transactions growing ahead of volumes in Argentina and Brazil. These factors were partially offset by the negative translation effect resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso, combined with volume declines in Argentina, Colombia and Mexico. On a comparable basis, total revenues increased 10.8%.

Gross profit increased 4.9% to Ps. 43,095 million in the first six months of 2019 as compared to the same period of 2018, and gross margin contracted 70 basis points to 45.6%. Lower sweetener prices were offset by i) higher concentrate costs in Mexico; ii) higher concentrate costs in Brazil, related to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone; iii) higher PET prices during the first quarter of 2019 across most of our operations; and iv) the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit increased 9.5%.

Operating income increased 3.0% to Ps. 12,070 million in the first six months of 2019 as compared to the same period of 2018, and operating margin contracted 40 basis points to 12.8%. This increase was driven mainly by operating expense efficiencies, and freight efficiencies in Brazil and Mexico; effects that were partially offset by restructuring severance of Ps. 701 million in Argentina, Central America, Colombia, and Mexico. On a comparable basis, operating income increased 11.7%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 23 of 34

Comprehensive financing result recorded an expense of Ps. 3,153 million during the first six months of 2019 compared to an expense of Ps. 3,539 million in the same period of 2018. For this period we had a reduction in our interest expense, net, as compared to the same period of 2018, a foreign exchange loss —as our cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso during the first six months of 2019—and a reduction in other financial expenses.

Income tax as a percentage of income before taxes was 28.4% as compared to 31.0% during the first six months of the previous year. This decrease was driven mainly by the increase in the relative weight of our Mexico operation´s profits in our consolidated results, which have a lower tax rate, coupled with certain tax efficiencies and ongoing efforts to reduce non-deductible items across our operations.

Net income attributable to equity holders of the company reached Ps. 6,088 million in the first six months of 2019 as compared to Ps. 5,195 million during the same period of the previous year. Earnings per share1 were Ps. 0.56 (Earnings per unit were Ps. 28.98 and earnings per ADS were Ps. 12.33).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 24 of 34

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	2Q 2019	2Q 2018	Δ%	Δ%
Total revenues	29,008	26,392	9.9%	9.2%
Gross profit	14,166	12,881	10.0%	9.3%
Operating income	4,527	3,800	19.1%	18.6%
Operating cash flow (3)	6,285	5,614	12.0%	11.4%

Volume increased 0.5% to 554.7 million unit cases, driven by the consolidation of recently acquired territories in Guatemala and volume growth in Costa Rica, Panama and organic volume in Guatemala, partially offset by volume decline in Mexico and Nicaragua. On a comparable basis, volume decreased 0.5%.

Total revenues increased 9.9% to Ps. 29,008 million, driven by pricing ahead of inflation across the division, volume growth in Costa Rica, Panama and organic volume growth in Guatemala, and the consolidation of recently acquired territories in Guatemala as of May 1, 2018. These effects were partially offset by volume declines in Mexico and Nicaragua and a slightly unfavorable mix driven by volumes outperforming transactions. On a comparable basis, total revenues increased 9.2%.

Gross profit increased 10.0% to Ps. 14,166 million and gross profit margin remained flat at 48.8% driven mainly by our pricing initiatives and lower sweetener and PET costs. These factors were partially offset by higher concentrate costs in Mexico, and an unfavorable currency hedging position. On a comparable basis, gross profit increased 9.3%.

Operating income increased 19.1% to Ps. 4,527 million in the second quarter of 2019, and operating income margin expanded 120 basis points to 15.6% during the period driven mainly by operating expense efficiencies and lower freight in Mexico, partially offset by restructuring severances of Ps. 436 million in the division. On a comparable basis, operating income increased 18.6%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 25 of 34

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported (1)			Comparable (2)
Expressed in millions of Mexican pesos	2Q 2019	2Q 2018	Δ%	Δ%
Total revenues	18,970	18,177	4.4%	15.9%
Gross profit	7,937	7,976	(0.5%)	11.8%
Operating income	1,811	2,152	(15.8%)	2.4%
Operating cash flow (3)	2,895	3,112	(7.0%)	4.1%

Volume increased 5.7% to 286.2 million unit cases, driven by volume growth of 7.2% in Brazil, 0.6% in Colombia, and the consolidation of the recently acquired territory in Uruguay partially offset by a volume decline in Argentina. On a comparable basis, volume grew 5.4%.

Total revenues increased 4.4% to Ps. 18,970 million, driven mainly by strong volume growth in Brazil, pricing ahead or in line with inflation in the division, a favorable mix effect driven by transactions outperforming volumes in Argentina and Brazil, and the consolidation of the recently acquired territory in Uruguay as of July 1, 2018. These factors were partially offset by a volume contraction in Argentina, coupled with an unfavorable currency translation effect resulting from the depreciation of all our local currencies in the division as compared to the Mexican Peso. On a comparable basis, total revenues increased 15.9%.

Gross profit decreased 0.5% to Ps. 7,937 million, and gross profit margin contracted 210 basis points to 41.8%. This is a result of higher concentrate costs in Brazil related to the reduction of tax credits on concentrate purchased from the Manaus free trade zone, and the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs. These factors were partially offset by our pricing initiatives, lower sweetener and PET prices. On a comparable basis, gross profit increased 11.8%.

Operating income decreased 15.8% to Ps. 1,812 million in the second quarter of 2019, resulting in a margin contraction of 230 basis points to 9.5% driven mainly by a decline in Argentina´s top line and restructuring severances of Ps. 76 million in Argentina and Colombia, partially offset by freight efficiencies in Brazil and expense control in the division. On a comparable basis, operating income increased 2.4%.

(1)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(3)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 26 of 34

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOF UBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOF UBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, we are including the term “Comparable.” This means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, including acquisitions made in Guatemala and Uruguay as of May and July 2018, respectively; (ii) translation effects resulting from exchange rate movements; and (iii) the results of hyperinflationary subsidiaries in both periods: Argentina’s results from 2019 and 2018. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability. The relation between our reported and comparable figures is described in the following chart:

 *Reported 2018 figures reflect the Philippines as a discontinued operation.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 27 of 34

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOF UBL | NYSE (ADS), Ticker: KOF | Ratio of KOF UBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 28 of 34

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Transactions (million transactions)	5,012.5		4,880.4		2.7%	1.4%	9,850.2		9,565.9		3.0%	1.2%
Volume (million unit cases)	840.9		823.0		2.2%	1.3%	1,637.1		1,610.9		1.6%	0.7%
Average price per unit case	52.82		50.58		4.4%		52.83		50.93		3.7%
Net revenues	47,672		44,468		7.2%		93,909		88,473		6.1%
Other operating revenues	306		101		202.1%		535		218		145.1%
Total revenues (2)	47,978	100.0%	44,569	100.0%	7.6%	11.6%	94,444	100.0%	88,692	100.0%	6.5%	10.8%
Cost of goods sold	25,876	53.9%	23,712	53.2%	9.1%		51,349	54.4%	47,619	53.7%	7.8%
Gross profit	22,102	46.1%	20,857	46.8%	6.0%	10.1%	43,095	45.6%	41,073	46.3%	4.9%	9.5%
Operating expenses	15,036	31.3%	14,368	32.2%	4.7%		29,963	31.7%	28,738	32.4%	4.3%
Other operative expenses, net	655	1.4%	470	1.1%	39.4%		968	1.0%	501	0.6%	93.3%
Operative equity method (gain) loss in associates(3)	73	0.2%	67	0.2%	8.6%		95	0.1%	116	0.1%	-18.4%
Operating income (6)	6,338	13.2%	5,952	13.4%	6.5%	13.8%	12,070	12.8%	11,718	13.2%	3.0%	11.7%
Other non operative expenses, net	(3)	0.0%	59	0.1%	NA		73	0.1%	121	0.1%	-39.8%
Non Operative equity method (gain) loss in associates (5)	3	0.0%	(18)	0.0%	NA		(31)	0.0%	(6)	0.0%	399.5%
Interest expense	1,732		1,679		3.2%		3,475		3,688		-5.8%
Interest income	300		50		505.2%		551		426		29.4%
Interest expense, net	1,433		1,629		-12.1%		2,924		3,262		-10.4%
Foreign exchange loss (gain)	91		(251)		NA		199		(29)		NA
Loss (gain) on monetary position in inflationary subsidiries	36		-		NA		30		-		NA
Market value (gain) loss on financial instruments	(0)		59		NA		(0)		305		NA
Comprehensive financing result	1,559		1,438		8.4%		3,153		3,539		-10.9%
Income before taxes	4,779		4,473		6.8%		8,875		8,065		10.0%
Income taxes	1,181		1,397		-15.5%		2,519		2,499		0.8%
Result of discontinued operations	-		115		NA		-		166		NA
Consolidated net income	3,598		3,191		12.7%		6,357		5,732		10.9%
Net income attributable to equity holders of the company	3,487	7.3%	2,781	6.2%	25.4%		6,088	6.4%	5,195	5.9%	17.2%
Non-controlling interest	111	0.2%	410	0.9%	-73.0%		269	0.3%	537	0.6%	-49.9%

Operating Cash Flow & CAPEX	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)	2019	% of Rev.	2018 (4)	% of Rev.	Δ% Reported	Δ% Comparable (8)
Operating income (6)	6,338	13.2%	5,952	13.4%	6.5%		12,070	12.8%	11,718	13.2%	3.0%
Depreciation	2,218		2,065		7.4%		4,493		4,048		11.0%
Amortization and other operative non-cash charges	625		709		-12.0%		1,193		1,125		6.0%
Operating cash flow (6)(7)	9,180	19.1%	8,726	19.6%	5.2%	9.2%	17,756	18.8%	16,891	19.0%	5.1%	10.1%
CAPEX	2,407		2,404		0.1%		3,961		4,016		-1.4%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 14 and 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Leao Alimentos, Estrella Azul, among others.
(4)	According to IFRS 5, figures from 2018 do not include the Philippines as it is presented as a discontinued operation as of January 1, 2018.
(5)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes among others.
(6)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(8)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 29 of 34

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,060.6		3,072.2		-0.4%	-1.8%	5,749.0		5,746.2		0.0%	-2.6%
Volume (million unit cases)	554.7		552.2		0.5%	-0.5%	1,032.7		1,027.1		0.5%	-1.3%
Average price per unit case	52.28		47.78		9.4%		52.09		47.37		10.0%
Net revenues	29,001		26,383				53,789		48,652
Other operating revenues	7		9				42		17
Total Revenues (2)	29,008	100.0%	26,392	100.0%	9.9%	9.2%	53,831	100.0%	48,669	100.0%	10.6%	8.3%
Cost of goods sold	14,842	51.2%	13,511	51.2%			27,884	51.8%	25,305	52.0%
Gross profit	14,166	48.8%	12,881	48.8%	10.0%	9.3%	25,946	48.2%	23,365	48.0%	11.1%	8.8%
Operating expenses	9,130	31.5%	8,719	33.0%			17,686	32.9%	16,585	34.1%
Other operative expenses, net	422	1.5%	276	1.0%			535	1.0%	172	0.4%
Operative equity method (gain) loss in associates (3)	87	0.3%	85	0.3%			123	0.2%	144	0.3%
Operating income (4)	4,527	15.6%	3,800	14.4%	19.1%	18.6%	7,603	14.1%	6,463	13.3%	17.6%	16.1%
Depreciation, amortization & other operating non-cash charges	1,758	6.1%	1,814	6.9%			3,454	6.4%	3,247	6.7%
Operating cash flow (4)(5)	6,285	21.7%	5,614	21.3%	12.0%	11.4%	11,057	20.5%	9,710	20.0%	13.9%	11.8%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 14 and 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, Estrella Azul, among others.
(4)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the First Six Months of:
	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)	2019	% of Rev.	2018	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	1,951.8		1,808.2		7.9%	7.6%	4,101.2		3,819.7		7.4%	7.8%
Volume (million unit cases)	286.2		270.8		5.7%	5.4%	604.5		583.8		3.5%	4.9%
Average price per unit case	53.88		56.29		-4.3%		54.10		57.20		-5.4%
Net revenues	18,671		18,085				40,120		39,821
Other operating revenues	299		93				493		201
Total Revenues (2)	18,970	100.0%	18,177	100.0%	4.4%	15.9%	40,614	100.0%	40,022	100.0%	1.5%	14.7%
Cost of goods sold	11,034	58.2%	10,201	56.1%			23,465	57.8%	22,314	55.8%
Gross profit	7,937	41.8%	7,976	43.9%	-0.5%	11.8%	17,149	42.2%	17,708	44.2%	-3.2%	10.6%
Operating expenses	5,906	31.1%	5,649	31.1%			12,277	30.2%	12,153	30.4%
Other operative expenses, net	233	1.2%	194	1.1%			433	1.1%	329	0.8%
Operative equity method (gain) loss in associates (3)	(14)	-0.1%	(18)	-0.1%			(29)	-0.1%	(28)	-0.1%
Operating income (4)	1,811	9.5%	2,152	11.8%	-15.8%	2.4%	4,467	11.0%	5,255	13.1%	-15.0%	4.1%
Depreciation, amortization & other operating non-cash charges	1,084	5.7%	961	5.3%			2,232	5.5%	1,925	4.8%
Operating cash flow (4)(5)	2,895	15.3%	3,112	17.1%	-7.0%	4.1%	6,699	16.5%	7,181	17.9%	-6.7%	6.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leao Alimentos, Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-gaap measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 30 of 34

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Jun-19	Dec-18	% Var.

Current Assets

Cash, cash equivalents and marketable securities	23,486	23,727	-1%
Total accounts receivable	11,530	14,847	-22%
Inventories	10,020	10,051	0%
Other current assets	8,900	8,865	0%
Total current assets	53,936	57,490	-6%
Non-Current Assets
Property, plant and equipment	106,874	106,259	1%
Accumulated depreciation	(46,393)	(44,316)	5%
Total property, plant and equipment, net	60,481	61,942	-2%
Right of use assets	1,552	-	NA
Investment in shares	10,618	10,518	1%
Intangible assets and other assets	115,709	116,804	-1%
Other non-current assets	17,434	17,033	2%
Total Assets	259,730	263,788	-2%

	June 30, 2019
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	58.5%	10.9%	8.4%
U.S. Dollars	8.9%	0.0%	3.9%
Colombian Pesos	1.7%	100.0%	5.5%
Brazilian Reals	29.0%	1.7%	7.8%
Uruguayan Pesos	1.6%	0.0%	10.0%
Argentine Pesos	0.3%	20.0%	65.5%
Total Debt	100%	4.6%	8.0%

(1)	After giving effect to cross- currency swaps.
(2)	Calculated by weighting each year´s outstanding debt balance mix.

Financial Ratios	LTM 2019	FY 2018	Δ%
Net debt including effect of hedges (1)(3)	51,670	56,934	-9.2%
Net debt including effect of hedges / Operating cash flow (1)(3)	1.39	1.61
Operating cash flow/ Interest expense, net (1)	6.07	5.40
Capitalization (2)	40.2%	40.5%

(1)	Net debt = total debt – cash
(2)	Total debt / (long-term debt + shareholders' equity)
(3)	After giving effect to cross-currency swaps.

Liabilities & Equity	Jun-19	Dec-18	% Var.

Current Liabilities
Short-term bank loans and notes payable	16,726	11,604	44%
Suppliers	15,993	19,746	-19%
Short-term leasing Liabilities	487	-
Other current liabilities	20,142	14,174	42%
Total current liabilities	53,347	45,524	17%
Non-Current Liabilities
Long-term bank loans and notes payable	58,863	70,201	-16%
Long Term Leasing Liabilities	1,076	-
Other long-term liabilities	17,254	16,313	6%
Total liabilities	130,540	132,037	-1%
Equity
Non-controlling interest	6,942	6,807	2%
Total controlling interest	122,248	124,943	-2%
Total equity	129,190	131,750	-2%
Total Liabilities and Equity	259,730	263,788	-2%

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 31 of 34

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	2Q 2019					2Q 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	357.1	28.3	77.6	31.5	494.5	360.9	29.0	76.4	32.4	498.7	-0.8%
Central America	51.6	3.2	0.1	5.4	60.2	45.5	2.6	0.1	5.2	53.5	12.6%
Mexico and Central America	408.7	31.4	77.8	36.8	554.7	406.4	31.6	76.5	37.7	552.2	0.5%
Colombia	48.6	5.8	4.6	3.2	62.2	47.3	5.9	4.7	3.9	61.8	0.6%
Brazil	157.9	10.4	1.6	13.1	183.1	150.0	9.7	1.6	9.6	170.8	7.2%
Argentina	25.5	3.1	0.9	2.0	31.6	31.0	3.6	1.0	2.5	38.1	-17.2%
Uruguay	8.6	0.7	-	0.1	9.4	-	-	-	-	-	NA
South America	240.6	20.0	7.1	18.4	286.2	228.3	19.2	7.3	16.0	270.8	5.7%
TOTAL	649.3	51.5	84.8	55.2	840.9	634.6	50.8	83.8	53.7	823.0	2.2%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	2Q 2019				2Q 2018 (3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	2,112.7	181.6	265.6	2,559.8	2,154.8	211.5	261.2	2,627.5	-2.6%
Central America	414.2	24.5	62.1	500.8	364.9	16.0	63.7	444.7	12.6%
Mexico and Central America	2,526.9	206.1	327.7	3,060.6	2,519.8	227.5	325.0	3,072.2	-0.4%
Colombia	352.8	77.8	33.9	464.5	348.0	82.2	44.4	474.5	-2.1%
Brazil	1,047.8	91.6	117.5	1,256.9	936.1	82.2	107.2	1,125.5	11.7%
Argentina	147.4	19.5	15.9	182.8	169.5	20.5	18.1	208.2	-12.2%
Uruguay	43.8	3.0	0.8	47.6	-	-	-	-	-
South America	1,591.7	191.9	168.2	1,951.8	1,453.6	184.9	169.7	1,808.2	7.9%
TOTAL	4,118.6	398.0	495.8	5,012.5	3,973.3	412.4	494.7	4,880.4	2.7%

Revenues

Expressed in million Mexican Pesos	2Q 2019	2Q 2018 (3)	Δ %
Mexico	24,474	22,437	9.1%
Central America	4,534	3,955	14.6%
Mexico and Central America	29,008	26,392	9.9%
Colombia	3,220	3,493	-7.8%
Brazil (4)	13,265	12,318	7.7%
Argentina	1,731	2,366	-26.8%
Uruguay	754	-	-
South America	18,970	18,177	4.4%
TOTAL	47,978	44,569	7.6%

(3)	Volume, transactions and revenues for 2Q 2018 are re-presented excluding the Philippines.
(4)	Brazil includes beer revenues of Ps.3,253.3 million for the second quarter of 2019 and Ps. 2,842.6 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 32 of 34

COCA-COLA FEMSA

YTD - VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2019					YTD 2018 (3)					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	661.6	50.2	143.6	60.7	916.1	671.0	54.2	142.9	60.6	928.7	-1.4%
Central America	99.7	6.2	0.3	10.4	116.6	82.3	5.5	0.3	10.2	98.4	18.5%
Mexico and Central America	761.3	56.4	144.0	71.1	1,032.7	753.3	59.7	143.2	70.8	1,027.1	0.5%
Colombia	94.3	12.1	9.3	6.8	122.5	97.7	12.8	9.8	8.2	128.5	-4.6%
Brazil	342.6	24.9	4.0	24.0	395.5	319.3	22.1	3.6	20.6	365.6	8.2%
Argentina	52.9	6.9	1.9	4.6	66.3	71.8	8.9	2.5	6.5	89.7	-26.1%
Uruguay	18.2	1.7	-	0.1	20.0	-	-	-	-	-	NA
South America	508.0	45.6	15.2	35.5	604.3	488.8	43.8	15.9	35.3	583.8	3.5%
TOTAL	1,269.2	102.0	159.2	106.6	1,637.0	1,242.1	103.5	159.1	106.1	1,610.9	1.6%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2019				YTD 2018 (3)				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	3,940.1	371.2	471.6	4,782.9	4,041.3	394.1	491.6	4,927.0	-2.9%
Central America	797.3	47.7	121.1	966.1	659.8	32.2	127.2	819.2	17.9%
Mexico and Central America	4,737.4	418.9	592.8	5,749.0	4,701.1	426.4	618.8	5,746.2	0.0%
Colombia	686.2	162.6	73.5	922.3	722.4	167.6	90.3	980.4	-5.9%
Brazil	2,228.7	216.4	247.5	2,692.6	1,960.3	190.6	223.3	2,374.2	13.4%
Argentina	307.4	43.0	33.3	383.7	373.9	48.0	43.2	465.1	-17.5%
Uruguay	93.9	7.2	1.5	102.6	-	-	-	-	-
South America	3,316.2	429.2	355.8	4,101.2	6,763.2	837.5	764.4	8,365.1	-51.0%
TOTAL	8,053.6	848.1	948.5	9,850.2	11,464.3	1,263.9	1,383.1	14,111.3	-30.2%

Revenues

Expressed in million Mexican Pesos	YTD 2019	YTD 2018 (3)	Δ %
Mexico	45,049	41,521	8.5%
Central America	8,782	7,148	22.9%
Mexico and Central America	53,831	48,669	10.6%
Colombia	6,409	7,093	-9.6%
Brazil (4)	28,778	27,166	5.9%
Argentina	3,774	5,763	-34.5%
Uruguay	1,653	-	-
South America	40,614	40,022	1.5%
TOTAL	94,444	88,692	6.5%

(3)	Volume, transactions and revenues for Year to date are re-presented excluding the Philippines.
(4)	Brazil includes beer revenues of Ps. 7,419.9 million for the first six months of 2019 and Ps. 6,429.1 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 33 of 34

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)
	LTM	2Q19	YTD
Mexico	4.15%	-0.11%	-0.08%
Colombia	3.37%	0.99%	2.76%
Brazil	4.38%	1.15%	2.35%
Argentina	58.81%	10.84%	22.81%
Costa Rica	2.57%	0.60%	0.82%
Panama	0.08%	0.78%	0.69%
Guatemala	4.32%	0.95%	2.60%
Nicaragua	6.30%	4.10%	4.40%
Uruguay	7.28%	0.80%	5.01%

(1)	Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Quarterly Exchange Rate (Local Currency per USD)
	2Q19	2Q18	Δ %	YTD 19	YTD 18	Δ %
Mexico	19.12	19.37	-1.3%	19.17	19.07	0.6%
Colombia	3,239.81	2,840.31	14.1%	3,187.08	2,850.34	11.8%
Brazil	3.92	3.61	8.6%	3.84	3.43	12.2%
Argentina	43.96	23.53	86.8%	41.53	21.62	92.1%
Costa Rica	595.98	569.03	4.7%	602.97	570.49	5.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.67	7.44	3.1%	7.70	7.40	3.9%
Nicaragua	32.92	31.36	5.0%	32.73	31.17	5.0%
Uruguay	34.85	30.07	15.9%	33.84	29.27	15.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-19	Jun-18	Δ %	Mar-19	Mar-18	Δ %
Mexico	19.17	19.86	-3.5%	19.38	18.34	5.6%
Colombia	3,205.67	2,930.80	9.4%	3,174.79	2,780.47	14.2%
Brazil	3.83	3.86	-0.6%	3.90	3.32	17.2%
Argentina	42.46	28.85	47.2%	43.35	20.15	115.1%
Costa Rica	583.64	570.08	2.4%	602.36	569.31	5.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.71	7.49	2.9%	7.68	7.40	3.8%
Nicaragua	33.12	31.55	5.0%	32.72	31.16	5.0%
Uruguay	35.18	31.47	11.8%	32.39	28.76	12.6%

(2)	Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q2019 Results July 25, 2019	Page 34 of 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: July 25, 2019